DAILY INCOME FUND
c/o REICH & TANG ASSET MANAGEMENT, LLC
1411 BROADWAY, 28th FLOOR,
NEW YORK, NEW YORK 10018

May 21, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention: Kieran Brown

Re:  Daily Income Fund
        Request for Withdrawal of Filing of Delaying Amendment to the Registration Statement on Form N-14 (Registration No. 333-187932)

Ladies and Gentlemen:

On behalf of the Daily Income Fund (the “Fund”), and pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby make application to the Securities and Exchange Commission (the “Commission”), to withdraw the Fund’s Delaying Amendment to the Registration Statement on Form N-14 (“Registration Statement”) filed on May 9, 2013, due to the fact that it was inadvertently filed with an incorrect file number.

The Registration Statement was transmitted and accepted by the Commission on May 9, 2013, (accession no. 0000740372-13-000029) for Registration No. 033-74470 instead of Registration No. 333-187932.  The Fund will file a Post-Effective Amendment to the Registration Statement on Form N-14 on Wednesday, May 22, 2013.  Please note that the delaying amendment would have had no effect on Form N-1A, previously filed, and effective on May 3, 2013.

If you have any questions or comments, please do not hesitate to contact me at (212) 830-5295.

Daily Income Fund

/s/ Christine Manna

By: Christine Manna
Title: Secretary